

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2014

<u>Via E-mail</u>
Ms. Chuang Yung Chi
Chief Financial Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

Re: **China United Insurance Service, Inc.**
          Form 10-K for the Fiscal Year Ended June 30, 2013
          Filed September 30, 2013
          File No. 000-54884

Dear Ms. Chuang:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant